Exhibit 99.11

LETTER OF CONSENT

Reference is made to the technical report dated April 9, 2014, as amended on June 26, 2014, entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment (PEA) for the Strange Lake Property, Quebec, Canada” (the “Technical Report”) which the undersigned has prepared in part for Quest Rare Minerals Ltd. (the “Corporation”).

I hereby consent to the inclusion of references to my name and references to, and the extracts from, or summaries of, the Technical Report, in the Corporation’s Annual Information Form dated January 27, 2015 for the fiscal year ended October 31, 2014, which is incorporated by reference in the Annual Report on Form 40-F, including all exhibits, of the Corporation, which is being filed with the United States Securities and Exchange Commission.

Yours very truly,

(signed) Rimant (Ray) V. Zalnieriunas

Rimant (Ray) V. Zalnieriunas, P.Geo.

Principal Geologist

R.V. Zalnieriunas Consulting

Dated: January 29, 2015